VALGOLD RESOURCES LTD. **VAL-TSX VENTURE EXCHANGE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400

[redacted]

November 3, 2008

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

United States Sec Filing
November 3, 2008

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated October 8, 2008.
2. News Release – dated October 9, 2008.

Correspondence with Securities Commission(s)

3. Material Change Report – dated October 8, 2008.

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

October 8, 2008

TSX Venture Exchange Symbol: **VAL**
Frankfurt Exchange Symbol: **VR2**
SEC 12g3-2(b) exemption: **82-3339**

VALGOLD ANNOUNCES MAJOR CHANGE IN STRATEGIC DIRECTION

ValGold Resources Ltd. ("ValGold" or the "Company") announces that it has elected to substantially change the Company's strategic direction in response to on-going market conditions. With the recent share price melt down which ValGold has experienced along with most other junior resource issuers, ValGold now intends to focus its exploration and development efforts onto only those projects with demonstrated mineral resources and a strong potential for advancing to production. Early stage or "greenfields" projects appear for the time being to be not financeable and seem to have little or no bearing on market valuations. This is evidenced by the near global devaluation of junior resource issuers and the dramatic loss in value of the TSX Venture Exchange Composite Index which has plunged approximately 20% since September 30th. In addition, ValGold will endeavour to advance its current advanced projects utilizing joint ventures or earn-in transactions. Its Ontario projects such as Tower Mountain near Thunder Bay and Garrison Township on the Golden Highway of the Timmins mining camp have recently garnered attention from both junior and intermediate gold companies.

Under its new strategy, ValGold has commenced its search for new acquisitions of projects having existing resources that would add value to our property portfolio. This search includes assets both within Canada and other jurisdictions that are mining-friendly and politically sound. ValGold's management has already identified potential mining projects that match our requirements and management intends to pursue the most promising of these.

ValGold also reports that as its first act under this change in strategy it has terminated its option agreement with Newmont Overseas Exploration Limited to earn an interest from Newmont in certain mineral property exploration permits and licenses in northwest Guyana. Under the terms of the agreement, ValGold could have earned a 100% of Newmont's interest in those properties by incurring expenditures of US$5.0 million over four years. ValGold's option to purchase a 100% interest in and to the Fish Creek property in Guyana has also been terminated. Both of the Newmont and Fish Creek projects are considered early stage and would require significant additional work to determine whether drill targets existed. The expected budgets for the required work are considered be beyond the capacity of the Company to fund in the current market for junior resource stocks.

For further information on ValGold and its portfolio of exploration projects and joint ventures, visit the Company's website at www.valgold.com.

Stephen J. Wilkinson
President and Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

ValGold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

October 1, 2008.

Item 3. **News Release**

Press releases were issued on October 8, 2008.

Item 4. **Summary of Material Change**

See attached press releases.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Stephen J. Wilkinson
President & CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

October 8, 2008.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada. V6C 3P1
www.valgold.com

October 8, 2008

TSX Venture Exchange Symbol: **VAL**
Frankfurt Exchange Symbol: **VR2**
SEC 12g3-2(b) exemption: **82-3339**

VALGOLD ANNOUNCES MAJOR CHANGE IN STRATEGIC DIRECTION

ValGold Resources Ltd. ("ValGold" or the "Company") announces that it has elected to substantially change the Company's strategic direction in response to on-going market conditions. With the recent share price melt down which ValGold has experienced along with most other junior resource issuers, ValGold now intends to focus its exploration and development efforts onto only those projects with demonstrated mineral resources and a strong potential for advancing to production. Early stage or "greenfields" projects appear for the time being to be not financeable and seem to have little or no bearing on market valuations. This is evidenced by the near global devaluation of junior resource issuers and the dramatic loss in value of the TSX Venture Exchange Composite Index which has plunged approximately 20% since September 30th. In addition, ValGold will endeavour to advance its current advanced projects utilizing joint ventures or earn-in transactions. Its Ontario projects such as Tower Mountain near Thunder Bay and Garrison Township on the Golden Highway of the Timmins mining camp have recently garnered attention from both junior and intermediate gold companies.

Under its new strategy, ValGold has commenced its search for new acquisitions of projects having existing resources that would add value to our property portfolio. This search includes assets both within Canada and other jurisdictions that are mining-friendly and politically sound. ValGold's management has already identified potential mining projects that match our requirements and management intends to pursue the most promising of these.

ValGold also reports that as its first act under this change in strategy it has terminated its option agreement with Newmont Overseas Exploration Limited to earn an interest from Newmont in certain mineral property exploration permits and licenses in northwest Guyana. Under the terms of the agreement, ValGold could have earned a 100% of Newmont's interest in those properties by incurring expenditures of US$5.0 million over four years. ValGold's option to purchase a 100% interest in and to the Fish Creek property in Guyana has also been terminated. Both of the Newmont and Fish Creek projects are considered early stage and would require significant additional work to determine whether drill targets existed. The expected budgets for the required work are considered be beyond the capacity of the Company to fund in the current market for junior resource stocks.

For further information on ValGold and its portfolio of exploration projects and joint ventures, visit the Company's website at www.valgold.com.

Stephen J. Wilkinson
President and Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

October 9, 2008

TSX Venture Exchange Symbol: **VAL**
Frankfurt Exchange Symbol: **VR2**
SEC 12g3-2(b) exemption: **82-3339**

VALGOLD OPTIONS TOWER MOUNTAIN GOLD PROPERTY TO HMZ METALS INC.

ValGold Resources Ltd. ("ValGold" or the "Company") reports that it has entered into an agreement (the "Agreement") with HMZ Metals Inc. ("HMZ") by which HMZ has been granted an option to acquire 50% of ValGold's interest in the Company's 100%-owned Tower Mountain gold property, located in Conmee Township, Ontario (the "Property"). The Agreement is subject to TSX Venture Exchange acceptance ("Regulatory Approval").

In August 2008, ValGold exercised its option to earn a 100% right, title and interest in and to the Property, subject only to a 2.5% Net Smelter Royalty ("NSR") and annual $25,000 pre-production royalty reserved by the original optionors. On October 8th, ValGold announced that it was changing its strategic direction to focus on more advanced projects and to work toward optioning its Ontario properties. The Agreement with HMZ represents aother successful step under this strategic change that is intended to lead to a recovery in ValGold's market valuation.

Pursuant to the Agreement, HMZ shall have the exclusive right and option to earn 50% of ValGold's interest (the "HMZ Interest") in and to the Property by issuing to ValGold 1,000,000 HMZ post-rollback common shares and incurring a minimum of $2,900,000 in expenditures on or in relation to the Property as set out below:

1) **SHARE ISSUANCES**: 200,000 shares upon receipt of Regulatory Approval of the Agreement and 160,000 shares at each of the next five anniversaries of Regulatory Approval.

2) **EXPENDITURES**: not less than $350,000 to be spent on the Property on or prior to the first anniversary of Regulatory Approval, and thereafter, no less than $100,000 on or before each subsequent anniversary after the initial Regulatory Approval. In addition, HMZ has agreed to pay the annual taxes on patented claims forming part of the Property and make the annual $25,000 pre-production royalty payment due on the Property for the duration of the Agreement.

3) During the currency of the Agreement HMZ may, at its discretion, accelerate its option and earn its interest in and to the Property by completing its obligations at any time prior to the dates set out above.

Upon completing its earn-in obligations HMZ will be vested with 50% of ValGold's right, title and interest in and to the Property, and the parties shall enter into a 50:50 Joint Venture for the further exploration and development of the Property. In order to ensure that both Joint Venture parties are 50:50 in interest at the commencement of the Joint Venture, the deemed Expenditures

shall be the greater of $2,900,000 or the total value of all property option payments and Expenditures incurred by HMZ and ValGold on and for the Property up to the creation of the Joint Venture, and the deemed value of Expenditures of each party at commencement of the Joint Venture shall be 50% of that amount. Should either party elect not to participate further or be unable to participate in further exploration of the Property, its interest shall decrease such that at all times the interest of each party shall be that percentage which is equivalent to its Expenditures or its deemed Expenditures expressed as a percentage of exploration costs or deemed Expenditures of both parties. If either party's interest drops to or below 10% its interest shall be converted to a 2% NSR provided that the other party shall have the right to purchase 50% of such NSR for $2,900,000 at any time up to the commencement of commercial production. HMZ shall be entitled to be the operator of the Joint Venture so long as its interest remains at or greater than 50%.

No common shares will be issued from ValGold as bonuses, finder's fees or commissions in connection with this transaction.

Tower Mountain Project Summary

ValGold's exploration work on the Property began in November 2002, and has focused on diamond drilling. A total of eight drill programs comprising 75 drill holes, totaling 18,279 metres, have been completed to date. The majority of drilling has been in the vicinity of the U and V Trench areas (the "U-V Zone") and this work has defined several parallel mineralized structures striking in a southeasterly direction. The most continuous of these structures is designated the "U-V Main Vein" which dips moderately to steeply to the northeast and can be traced along strike for a minimum 400 metres. Examination of U-V Main Vein core indicates the presence of a gold mineralized zone measuring 0.6 to 20.0 metres true width, plunging steeply to the southeast. Intercepts from this zone returned assays ranging from 304.00 g/t Au over 3.0 metres in drill hole TM04-3 to 2.40 g/t Au over 61.5 metres in drill hole TM04-9. Commonly accompanying the U-V Main Vein mineralization is a halo of moderately to highly anomalous gold values in the footwall and hanging wall extending a few metres to tens of metres beyond the vein.

Drilling has delineated additional zones of high-grade mineralization, however limited information is available on these targets. The "C Zone", located 800 metres southeast of the U-V Zone, appears similar to the U-V Main Vein. It is proximal to the Tower Mountain Intrusive Complex ("TMIC") contact and hosts at least one main mineralized structure bounded by several metres of wall rock registering strongly anomalous gold values. This zone strikes similarly to the U-V Main Vein, however its dip is currently unknown due to limited drilling. ValGold has tested this target with two holes with the best drill intercept returning 21.14 g/t Au over 1.5 metres. A hole drilled by a previous owner of the Property in the vicinity of the C Zone was orientated sub-parallel to the zone and returned an average grade of 0.3 g/t over 750.0 metres. Both the C Zone and U-V Zone are hosted within felsic to intermediate Timiskaming volcanic fragmental rocks and appear to be controlled by a series of southeast striking structures related to the contact zone with the TMIC. At this time it is not known whether these mineralized zones continue into the syenite and other intrusive rocks comprising the TMIC.

The third high-grade zone identified in current drilling is referred to as the "04-36 Zone" and is located 400 metres southwest of the U-V Zone. Unlike the U-V Zone and the C Zone, the 04-36 Zone strikes north-northeast and appears to be associated with a package of mixed Timiskaming

volcanics and sediments identified approximately 600 metres west of the TMIC contact. Two drill holes intersected this zone and core analysis indicates the zone strikes roughly parallel to the northeast trending belt of Timiskaming rocks in the area. One hole documented 41.35 g/t Au over 1.5 metres and the second hole returned an assay of 5.31 g/t over 1.5 metres.

The following table summarizies drill programs and presents highlights of each of the eight drilling campaigns conducted by ValGold.

Highlights of Tower Mountain Gold Zones Drill Intersections

Program	Holes Drilled	Total Meters	Best High-Grade Gold Intersection	Best Low-Grade Gold Intersection
2002 (Fall)	5	1,042	23.17g/Tonne /1.5m in TM02-02	1.05g/Tonne /73.5m in TM02-03
2003 (Spring)	5	1,085	11.77g/Tonne /3.0m in TM03-02	1.01g/Tonne /22.5m in TM03-03
2003 (Fall)	7	1,499	19.76g/Tonne /1.5m in TM03-11	0.62g/Tonne /12.0m in TM03-12
2004 (Winter)	10	2,601	304.0g/Tonne /3.0m in TM04-03	2.40g/Tonne /61.5m in TM04-09
2004 (Summer)	13	3,450	68.91g/Tonne /0.2m in TM04-19	1.93g/Tonne /37.5m in TM04-15
2004 (Fall)	13	3,418	41.35g/Tonne /1.5m in TM04-36	0.94g/Tonne /106.5m in TM04-31
2005 (Winter)	14	3,523	16.00g/Tonne /1.5m in TM05-38	0.77g/Tonne /21.0m in TM05-44
2007 (Summer)	8	1,661	58.20g/Tonne /1.5m in TM-07-56	0.59g/Tonne /21.0m in TM-07-56
Total	**75**	**18,279**		

Mr. Thomas R. Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Company's Qualified Person and is responsible for all technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance, using assay control samples and duplicates. All sampled core taken by ValGold in relation to the Property was split in a secure facility either near or on the Property and delivered to an independent laboratory by a Company representative. The balance of the split core is stored at a secure site in on the Property.

For further information on ValGold and its portfolio of international exploration projects and joint ventures, visit the Company's website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

END